FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934

          For the month of:   August 1998
                              -----------


                                     TRICOM, S.A.
                   (Translation of registrant's name into English)


            AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                      (Address of principal executives offices)


                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F     X      Form 40-F
                                -----------          -----------

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No     X
                                -----------   -----------

                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                  ---------

                                     TRICOM, S.A.


                                   QUARTERLY REPORT

                                       FOR THE

                                    SECOND QUARTER

                                        ENDED

                                    JUNE 30, 1998

                                  TABLE OF CONTENTS

                                                                       PAGE

          GENERAL INTRODUCTION  . . . . . . . . . . . . . . . . . . . .   1


                                        PART I
                                FINANCIAL INFORMATION

          ITEM 1.   FINANCIAL STATEMENTS  . . . . . . . . . . . . . . .   2
                  Consolidated Balance Sheet as of
                  December 31, 1997 and June 30, 1998 (unaudited) . . .   2

                  Consolidated Statements of Operations
                  Three Months and Six Months Ended June 30, 1997
                  and 1998 (unaudited)  . . . . . . . . . . . . . . . .   4

                  Consolidated Statements of Cash Flows
                  Six Months Ended June 30, 1997 and 1998
                  (unaudited) . . . . . . . . . . . . . . . . . . . . .   5

                  Note to Financial Statements  . . . . . . . . . . . . . 6

          ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                    OPERATIONS AND FINANCIAL CONDITION  . . . . . . . .   6

          ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                    MARKET RISK . . . . . . . . . . . . . . . . . . . .  15


                                       PART II
                                  OTHER INFORMATION

          ITEM 1.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . .  16
          ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS . . . . .  16
          ITEM 3.   DEFAULTS UPON SENIOR SECURITIES . . . . . . . . . .  16
          ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS  16
          ITEM 5.   OTHER INFORMATION . . . . . . . . . . . . . . . . .  16
          ITEM 6.   EXHIBITS AND REPORTS ON FORM 6-K  . . . . . . . . .  16

                                 GENERAL INTRODUCTION

               Unless the context indicates otherwise, all references to
          (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and (ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.

          PRESENTATION OF CERTAIN FINANCIAL INFORMATION

               The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

               In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, Dominican peso amounts that appear in this Quarterly Report have been translated into United States dollars at an exchange rate of RD$15.23 = US$1.00, the average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by the Central Bank of the Dominican Republic on June 30, 1998, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On August 10, 1998, the Private Market Rate was RD$15.42 = US$1.00.

          FORWARD-LOOKING STATEMENTS

               The statements contained in this Quarterly Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                                        PART I
                                FINANCIAL INFORMATION

          ITEM 1.  FINANCIAL STATEMENTS

                            TRICOM, S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET AS OF
                   DECEMBER 31, 1997 AND JUNE 30, 1998 (UNAUDITED)
                                      DECEMBER 31, 1997    JUNE 30, 1998
                                      -----------------    -------------
                                          (AUDITED)         (UNAUDITED)
           ASSETS

           Current assets:
             Cash and cash
              equivalents  . . . . .   US$  5,732,505    US$ 32,753,979
             Accounts receivable:
           Customers . . . . . . . .        5,612,123         3,565,443

           Carriers  . . . . . . . .        5,546,399         5,583,773
           Related parties . . . . .          625,248            71,131
           Officers and employees  .          200,294           226,328
           Current portion of
             long-term
             accounts receivable . .          281,382            23,994

           Other . . . . . . . . . .        3,525,123         8,608,440
                                          -----------       -----------
                                           15,790,569        18,079,109
           Allowance for doubtful
            accounts . . . . . . . .         (668,827)         (466,162)
                                          -----------       -----------
                  Accounts
                   receivable, net         15,121,742        17,612,947

             Current portion of
              pledged
               securities  . . . . .       22,750,000        22,750,000
             Inventories, net  . . .        5,633,477        11,135,222
             Prepaid expenses  . . .        2,518,052         1,817,251
                                          -----------       -----------
                  Total current
                   assets  . . . . .       51,755,776        86,069,399
                                          -----------       -----------
           Long-term accounts
            receivable . . . . . . .          966,592           548,120

           Unearned interest . . . .         (204,576)          (84,081)
                                          -----------       -----------
           Long-term accounts
              receivable, net  . . .          762,016           464,039
                                          -----------       -----------
           Investments:
                Pledged securities .       53,018,390        41,103,773

                Other  . . . . . . .        1,796,521         1,780,165
                                          -----------       -----------
                  Total investments        54,814,911        42,883,938
                                          -----------       -----------
           Property and equipment,
            net  . . . . . . . . . .      202,977,596       272,604,535
           Other assets at cost,
            less accumulated
            amortization . . . . . .       10,833,238        10,855,873
                                          -----------       -----------

           TOTAL ASSETS  . . . . . .   US$321,143,537    US$412,877,784
                                       ==============    ==============

                            TRICOM, S.A. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEET (CONTINUED)
                   DECEMBER 31, 1997 AND JUNE 30, 1998 (UNAUDITED)

                                        DECEMBER 31, 1997   JUNE 30, 1998
                                        -----------------   -------------
                                            (AUDITED)        (UNAUDITED)

           LIABILITIES AND
           SHAREHOLDERS' EQUITY

           Current liabilities:
             Short-term obligations  .  US$         --   US$         --
             Notes payable:
                Borrowed funds-banks .       5,905,005        4,427,331
                Borrowed funds-related
                 parties . . . . . . .       4,849,818        2,328,308
                Borrowed funds-short
                 term  . . . . . . . .              --               --
                                           -----------      -----------
                                            10,754,823        6,755,639
                                           -----------      -----------

            Accounts payable:
                Carriers . . . . . . .       2,327,768        3,026,109
                Suppliers  . . . . . .      17,746,637       35,963,482
                Related parties  . . .              --               --
                Other  . . . . . . . .       1,023,478          945,637
                                           -----------      -----------
                                            21,097,883       39,935,228
             Other liabilities   . . .       3,039,761        3,989,693
             Accrued expenses  . . . .      12,017,371       12,890,855
                                           -----------      -----------
                  Total current
                   liabilities   . . .      46,909,838       63,571,415
                                           -----------      -----------

           Reserve for severance
            indemnities  . . . . . . .         140,641          110,575
           Long-term debt:
             Carifa loan (long term
              loan)  . . . . . . . . .      32,000,000       32,000,000
             Senior Notes  . . . . . .     200,000,000      200,000,000
                                           -----------      -----------
                  Total liabilities  .     279,050,479      295,681,990
                                           -----------      -----------

           Shareholders' equity:
             Class A Common Stock at
              par value at RD$10:
              Authorized 55,000,000
              shares; 5,700,000 shares
              issued at June 30, 1998               --        3,750,000

             Class B Stock at par
              value RD$10:
                Authorized 22,517,095
                 shares at
                 December 31,1997 and
                 21,044,544 shares at
                 June 30, 1998;
                 19,390,528 shares
                 issued at
                 December 31, 1997 and
                 19,144,544 issued at
                 June 30,
                 1998  . . . . . . . .      43,357,343       12,595,095
             Paid-in-capital, excess
              over par                              --       94,638,174
             Legal reserve   . . . . .         600,233          600,233
             Retained earnings
              (deficit)  . . . . . . .       3,147,997          718,290
             Period net income (loss)       (2,429,707)       6,917,759
             Equity adjustment for
              foreign currency
              translation  . . . . . .      (2,023,757)      (2,023,757)
                                           -----------      -----------
                                            42,652,109      117,195,794
             Less treasury stock at
              cost, 245,985 shares   .        (559,051)              --
                                           -----------      -----------
                                            42,093,058      117,195,794

           TOTAL LIABILITIES &
            SHAREHOLDERS EQUITY  . . .US$  321,143,537 US$  412,877,784
                                      ================ ================

                            TRICOM, S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF OPERATIONS
               THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1997 AND 1998
                                     (UNAUDITED)


                            THREE MONTHS ENDED           SIX MONTHS ENDED
                                  JUNE 30,                    JUNE 30,
                           ---------------------          ----------------
                             1997         1998          1997           1998
                             ----         ----          ----           ----
                        (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
      Operating
       revenues:
        Toll  . . . . .US$4,009,494  US$4,328,095  US$7,375,399  US$8,861,872
        International
         settlement   .   8,660,507    12,655,827    16,705,734    23,499,289
        Local service     1,397,721     3,032,586     2,272,123     5,714,210
        Cellular  . . .   2,949,826     5,055,764     5,418,509     9,291,410
        Paging  . . . .   1,333,436     1,182,860     2,489,682     2,446,976
        Sale and lease
         of equipment     1,668,249       823,046     3,385,775     1,820,432
        Installations     1,158,194     3,611,023     1,717,235     6,008,559
        Other   . . . .       3,426         7,026         6,609        69,163
                          ---------     ---------     ---------     ---------
           Total
            operating
            revenues  .  21,180,853    30,696,227    39,371,066    57,711,911

      Operating costs:
        Satellite
         connections
         and carrier  .   7,539,113     8,351,190    14,825,492    15,829,596
        Network
         depreciation     2,056,076     2,774,771     3,690,053     5,138,668
        Expense in
         lieu of
         income taxes     1,469,996     2,217,531     2,695,108     4,144,411
        General and
         admini-
         strative
         expenses   . .   6,115,509     8,478,721    10,279,489    15,924,523
        Depreciation
         expense  . . .     112,661       769,630       601,549     1,406,896
        Other   . . . .   1,198,596       565,380     1,964,836     1,587,513
                          ---------     ---------     ---------     ---------
           Total
            operating
            costs . . .  18,491,951    23,157,223    34,056,527    44,031,607
                         ----------    ----------    ----------    ----------
           Operating
            income  . .   2,688,902     7,539,004     5,314,539    13,680,304

      Other income
       (expenses):
        Interest
         expense  . . .  (2,425,428)   (3,876,498)   (4,948,767)   (8,242,009)
        Interest
         income   . . .      85,934     1,264,436       152,395     2,442,431
        Foreign
         currency
         exchange gain
         (loss)   . . .          --        21,386            --       (84,837)
        Other   . . . .      96,646      (441,261)       37,561      (878,130)
                          ---------     ---------     ---------     ---------
        Total other
         expenses   . .  (2,242,848)   (3,031,937)   (4,758,811)   (6,762,545)
                         ----------    ----------    ----------    ----------
      Net earnings  . . US$ 446,054 US$ 4,507,067   US$ 555,728 US$ 6,917,759
                        =========== =============   =========== =============
      Earnings per
       share  . . . . . US$    0.03   US$    0.21   US$    0.03   US$    0.33
                        ===========  ============   ===========  ============
      Weighted average
       number of shares
       outstanding  . .  16,056,502    21,044,544    16,056,502    21,044,544
                        ===========  ============   ===========  ============

                            TRICOM, S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                 SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)


                                                  SIX MONTHS ENDED
                                                      JUNE 30,
                                           ------------------------------
                                                1997             1998
                                                ----             ----
                                             (UNAUDITED)      (UNAUDITED)
           Cash flows from operating
            activities:
             Cash received from
              customers  . . . . . . . . US$ 50,571,076  US$ 54,462,872
             Cash paid to suppliers and
              employees  . . . . . . . .    (26,940,693)    (16,912,327)
             Cash received from (paid
              to) related parties  . . .         81,173         554,117
             Interest paid   . . . . . .     (4,824,638)     (8,362,504)
             Interest received on
              deposits   . . . . . . . .        152,395       2,442,431
             Expense in lieu of income
              tax paid   . . . . . . . .     (2,695,107)     (4,144,411)
             Other income (expenses),
              net  . . . . . . . . . . .         37,560        (962,969)
                                             ----------      ----------
             Net cash provided by
                 (used in) operating
                 activities  . . . . . .     16,381,766      27,077,209

           Cash flows from investment
            activities:
             Acquisition of investments        (135,655)             --
             Cancellation of
              investments  . . . . . . .             --      11,930,974
             Acquisition of property
              and equipment  . . . . . .    (32,774,651)    (76,172,502)
             Cash received on sale of
              fixed assets   . . . . . .          2,101              --
                                             ----------      ----------
                Net cash used in
                 investment activities .    (32,908,205)    (64,241,528)

           Cash flows from financing
            activities:
             Borrowed funds (paid to)
              from banks   . . . . . . .     19,514,324      (1,477,674)
             Principal payments to
              banks  . . . . . . . . . .    (22,349,719)             --
             Borrowed funds from
              related parties  . . . . .      2,942,914      (2,521,510)
             Principal payments to
              related parties  . . . . .     (6,242,512)             --
             Short-term obligations  . .       (487,973)             --
             Issuance (redemption) of
              short-term bonds   . . . .     14,089,670              --
             Redemption of short term
              bonds  . . . . . . . . . .     (8,843,886)             --
             Issuance of common stock  .     20,000,000      68,184,977
                                             ----------      ----------
                Net cash provided (used)
                 by financing activities     18,622,818      64,185,793

           Effect of exchange rate
            changes on cash  . . . . . .             --              --

           Net increase (decrease) in
            cash and cash equivalents  .      2,096,379      27,021,474

             Cash and cash equivalents
              at beginning of the year        4,291,804       5,732,505

           Cash and cash equivalents at
            end of the period  . . . . .  US$ 6,388,183  US$ 32,753,979
                                          =============  ==============

          NOTE 1 - BASIS OF PRESENTATION

          The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.


          ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

          COMPANY OVERVIEW

             TRICOM is the sole alternate provider of diversified telecommunications services in the Dominican Republic. TRICOM commenced operations as a low-cost international long distance provider in 1992 and has since expanded to providing local service, national long distance, cellular, paging, Internet
          access and value-added services.   The Company believes that the
          Dominican Republic represents an attractive market for telecommunications services due to substantial unmet demand for local services, high volumes of international traffic, a rapidly growing economy, and a regulatory environment that fosters competition. The Company has developed a substantial presence in the international long distance market for the Dominican Republic and has constructed a cellular and paging network which covers approximately 80% of the country's population. In addition, TRICOM has been aggressively expanding its basic local phone service business since the fourth quarter of 1996. As a result of these efforts, the Company has achieved significant growth, with operating revenues increasing from US$1.9 million in 1992, to US$90.1 million in 1997.

             TRICOM is controlled by GFN and Motorola, Inc. ("Motorola"). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote.

             TRICOM is a leading participant in the large market for international long distance traffic between the Dominican Republic and the United States. The Company has operating agreements with all major facilities-based international carriers responsible for international long distance traffic between the Dominican Republic and the United States, and also has agreements with numerous resellers which account for an increasing share of the total traffic between the two countries. In January 1997, the Company commenced operations in the United States through its wholly owned subsidiary TRICOM USA, Inc. ("TRICOM USA"), a facilities-based international and resale carrier. TRICOM USA operates an international gateway switch in New York through which it provides international carrier services to resellers. TRICOM USA also markets prepaid international long-distance cards to customers living in the New York metropolitan area, Florida, Massachusetts, Puerto Rico and the U.S. Virgin Islands.

             The Company implemented a local service expansion program beginning in the fourth quarter of 1996. The Company expanded its local access line network to 60,419 local access lines at June 30, 1998, including 43,348 net local access lines installed since
          January 1, 1997.   The Company anticipates installing
          approximately 35,000 local access lines in 1998.   Since
          implementing its local service expansion program, the Company also increased its cellular network capacity and cellular service capabilities and expanded the number of cellular subscribers from 16,136 at December 31, 1996 to 76,095 at June 30, 1998.

             The Company derives its operating revenues primarily from toll revenues, international settlement revenues, cellular services, paging services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

             Toll revenues are amounts received by the Company from its customers in the Dominican Republic for international and domestic long distance calls as well as interconnection charges received from Compania Dominicana de Telefonos C. por A., the dominant local service provider ("Codetel"). Toll revenues are generated by retail telephone centers, large corporate accounts, residential and commercial customers, calling card users and cellular subscribers. Toll revenues are recognized as they are billed to customers, except that revenues from prepaid calling cards are recognized as the calling cards are used or expire.

             International settlement revenues represent amounts recognized by the Company for termination of traffic from foreign telecommunications carriers to the Dominican network.

             Local service revenues consist of wireline rent, local measured service and charges for CLASS services or vertical features, including call forwarding, three-way calling, call waiting and voice mail, as well as calling party pays revenues and revenues from other miscellaneous wireline services.

             Cellular revenues represent fees received for mobile cellular services, including interconnection charges for calls incoming to the Company's cellular subscribers, but excluding international long distance calls generated by cellular units. Cellular fees consist of fixed monthly access fees, per minute usage charges and additional charges for custom or vertical features, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular services.

             Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees.

             Revenues from the sale and lease of equipment consist of sales and rental fees charged for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has sold only such equipment.

             Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

             Other revenues consist of revenues that are not generated from the Company's core business, including commissions received for providing package handling services for a courier, commissions received for collection services for utility companies and revenues from miscellaneous product sales such as magazines and snacks.

          RESULTS OF OPERATIONS FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 1998 COMPARED WITH THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 1997

             The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the periods indicated:
                                  THREE MONTHS            SIX MONTHS
                                 ENDED JUNE 30,         ENDED JUNE 30,
                                 --------------         --------------
                                1997      1998(1)      1997        1998
                                ----      -------      ----        ----
           Toll  . . . . .     18.9%       14.1%      18.7%       15.4%
           International
            settlement . .      40.9        41.2       42.4        40.7
           Local service .       6.6         9.9        5.8         9.9
           Cellular  . . .      13.9        16.5       13.8        16.1
           Paging  . . . .       6.3         3.9        6.3         4.2
           Sale and lease
            of equipment .       7.9         2.7        8.6         3.2
           Installations .       5.5        11.8        4.4        10.4
           Other . . . . .       0.0         0.0        0.0         0.1


          (1)  Percentages do not add up to 100% due to rounding.

             The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the periods indicated:

                                   THREE MONTHS            SIX MONTHS
                                  ENDED JUNE 30,        ENDED MARCH 31,
                                  --------------         --------------
                                  1997       1998       1997       1998
                                  ----       ----       ----       ----
           Operating costs .     87.3%      75.4%     86.5%       76.3%
           Operating income       12.7       24.6      13.5        23.7
           Interest expense,
            net  . . . . . .     (11.1)      (8.5)    (12.2)      (10.1)
           Other income
            (expenses) . . .     (10.6)      (9.9)    (12.1)      (11.7)
           Net earnings  . .       2.1       14.7       1.4        12.0

             OPERATING REVENUES. The Company's total operating revenues increased 46.6% to US$57.7 million for the six-month period ended June 30, 1998 (the "1998 Interim Period") from US$39.4 million for the six-month period ended June 30, 1997 (the "1997 Interim Period"), and by 44.9% to US$30.7 million for the three-month period ended June 30, 1998 (the "1998 Second Quarter") from US$21.2 million for the three-month period ended June 30, 1997 (the "1997 Second Quarter"). TRICOM attributes much of this growth to increased international settlement revenues generated by TRICOM USA, the effects of its local access network expansion program and the introduction of the Company's prepaid cellular program.

             Toll. Toll revenues increased 20.2% to US$8.9 million for the 1998 Interim Period from US$7.4 million for the 1997 Interim Period, and 7.9% to US$4.3 million for the 1998 Second Quarter from US$4.0 million for the 1997 Second Quarter. The growth in toll revenues was attributable to the increase by 68.5% in domestic long distance minutes to 9.1 million minutes for the 1998 Interim Period from 5.4 million minutes for the 1997 Interim Period, and by 62.1% to 4.6 million minutes for the 1998 Second Quarter from 2.8 million minutes for the 1997 Second Quarter due to a higher number of local access lines in service. The increase in toll revenues also was attributable to higher outbound international traffic. Outbound international minutes increased by 10.4% to 10.8 million minutes for the 1998 Interim Period from
          9.8 million minutes for the 1997 Interim Period and by 3.2% to
          5.2 million minutes for the 1998 Second Quarter from 5.1 million minutes for the 1997 Second Quarter, reflecting increased traffic volume from the Efectiva prepaid calling card and from the increased number of local access lines, partially offset by the reduction of traffic from retail telephone centers. The Efectiva prepaid calling card and local access lines accounted for 30.4% and 29.4%, respectively, of the total outbound international minutes for the 1998 Interim Period compared to 27.8% and 21.1%, respectively, for the 1997 Interim Period. Interconnection revenues related to domestic and international long distance traffic also increased due to the growth of the Company's local access line installed base. Interconnection revenues increased by approximately 86.7% to US$1.4 million for the 1998 Interim Period from US$765,000 for the 1997 Interim Period and by approximately 62.4% to US$743,000 for the 1998 Second Quarter from US$458,000 for the 1997 Second Quarter. Toll revenues represented 15.4% of total operating revenues for the 1998 Interim Period compared to 18.7% of total operating revenues for the 1997 Interim Period, and 14.1% of total operating revenues for the 1998 Second Quarter compared to 18.9% of total operating revenues for the 1997 Second Quarter.

             International settlement. International settlement revenues increased 40.7% to US$23.5 million for the 1998 Interim Period from US$16.7 million for the 1997 Interim Period, and increased by 46.1% to US$12.7 million for the 1998 Second Quarter from US$8.7 million for the 1997 Second Quarter. The increase in settlement revenues was attributable to the increase of inbound minutes by 87.7% to 92.2 million for the 1998 Interim Period from
          49.1 million minutes for the 1997 Interim Period, and by 108.5% to 51.4 million minutes for the 1998 Second Quarter from 24.6 million minutes for the 1997 Second Quarter. The increases in the number of minutes in 1998 reflected new volume based agreements and the contribution of TRICOM USA's operations in the United States. TRICOM USA accounted for 53.4% and 50.9% of the total inbound minutes in the 1998 Interim Period and the 1998
          Second Quarter, respectively.   Inbound minutes generated by
          TRICOM USA during the 1998 Interim Period and the 1998 Second Quarter included 42.8 million minutes and 21.5 million minutes attributable to the provision of facilities by TRICOM USA to resellers, respectively, and 6.5 million minutes and 4.6 million minutes attributable to prepaid calling cards distributed in the United States during the 1998 Interim Period and the 1998 Second Quarter, respectively.

             Settlement rates declined in the 1998 Interim Period to an average rate of US$0.22 per minute from US$0.30 per minute during the 1997 Interim Period as a result of increased competition in the market for international long distance service between the Dominican Republic and the United States. Settlement rates for traffic between the United States and the Dominican Republic have declined over the past five years, and the Company anticipates that competitive and regulatory pressures could push settlement rates lower. TRICOM has been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic that it handles. Future decreases in settlement rates, without corresponding increases in the Company's long distance traffic from the United States would reduce the Company's international settlement revenues, adversely affect the profit margins that the Company realizes on such traffic and could have a material adverse effect on the Company's business, financial condition and results of operations. International settlement revenues represented 40.7% of total operating revenues for the 1998 Interim Period compared to 42.4% of total operating revenues for the 1997 Interim Period, and 41.2% of total operating revenues for the 1998 Second Quarter compared to 40.9% of total operating revenues for the 1997 Second Quarter.

             Local service. Local service revenues increased 151.5% to US$5.7 million for the 1998 Interim Period from US$2.3 million for the 1997 Interim Period, and 117.0% to US$3.0 million for the 1998 Second Quarter from US$1.4 million for the 1997 Second Quarter. The increases resulted from the growth in the number of local access lines in service, reflecting the Company's ongoing program to expand its local access network initiated in 1996, combined with a higher average monthly rent charged to customers.

             During the 1998 Interim Period, the Company installed 17,224 net local access lines, including 8,838 net local lines during the 1998 Second Quarter, compared to 11,371 net local access lines installed during the 1997 Interim Period, including 6,538 net local lines during the 1997 Second Quarter. The number of net local access line additions during the 1998 Second Quarter represents the highest number of net line additions in any quarter since TRICOM began installing local access lines in 1994. At June 30, 1998 the Company had 60,419 local access lines in service compared to 28,442 local access lines in service at June
          30, 1997.   As a result, interconnection revenues related to
          local calls received from Codetel increased 74.9% to US$488,000 for the 1998 Interim Period from US$279,000 for the 1997 Interim Period, and 62.6% to US$254,000 for the 1998 Second Quarter from US$156,000 for the 1997 Second Quarter.

             Beginning in August 1997, the Company increased the average monthly rent for local access lines by offering a variety of customer defined packages for local service which range in price from RD$133 (US$9.00) per month to RD$400 (US$26.00) per month,
          depending upon the services offered.   Local service revenues
          represented 9.9% of total operating revenues for the 1998 Interim Period compared to 5.8% of total operating revenues for the 1997 Interim Period, and 9.9% of total operating revenues for the 1998 Second Quarter compared to 6.6% of total operating revenues for the 1997 Second Quarter.

             Cellular. Cellular revenues increased by 71.5% to US$9.3 million for the 1998 Interim Period from US$5.4 million for the 1997 Interim Period, and by 71.4% to US$5.1 million for the 1998 Second Quarter from US$2.9 million for the 1997 Second Quarter. This increase was attributable to the growth of airtime minutes,
          a result of a higher average subscriber base.   Airtime minutes
          increased 37.8% and 30.5% to 44.6 million minutes for the 1998 Interim Period from 32.3 million minutes for the 1997 Interim Period and 22.9 million minutes for the 1998 Second Quarter from
          17.6 million minutes for the 1997 Second Quarter. In addition, the average number of cellular subscribers during the 1998 Interim Period was higher than for the 1997 Interim Period, as the Company added 34,988 net subscribers, including 20,109 net subscribers during the 1998 Second Quarter, compared to 7,385 net subscribers added in the 1997 Interim Period, including 4,178 net subscribers added during the 1997 Second Quarter. The number of cellular subscribers increased at June 30, 1998 by 223.5% to 76,095 from 23,521 at June 30, 1997. The Company attributes the increase in cellular airtime and the number of subscribers to the introduction of prepaid cellular services and the Amigo prepaid card for cellular calls in the third quarter of 1997. Prepaid cellular services generated approximately 44% of the Company's total airtime minutes in the 1998 Interim Period.

             The Company's average monthly churn rate for cellular services was 3.2% for the 1998 Interim Period compared to 3.9% for the 1997 Interim Period and 2.8% for the 1998 Second Quarter compared to 4.1% for the 1997 Second Quarter. The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

             Interconnection revenues associated with airtime traffic received from Codetel increased by 45.8% to US$735,000 in the 1998 Interim Period from US$504,000 in the 1997 Interim Period and by 51.1% to US$418,000 in the 1998 Second Quarter from US$277,000 in the 1997 Second Quarter due to a higher volume of incoming minutes received by prepaid cellular subscribers, as well as to a larger subscriber base.

             Cellular revenues represented 16.1% of total operating revenues for the 1998 Interim Period compared to 13.8% of total operating revenues for the 1997 Interim Period, and 16.5% of total operating revenues for the 1998 Second Quarter compared to 13.9% for the 1997 Second Quarter.

             Paging. Paging revenues decreased 1.7% to US$2.4 million for the 1998 Interim Period compared to US$2.5 million for the 1997 Interim Period, and by 11.3% to US$1.2 million for the 1998 Second Quarter from US$1.3 million for the 1997 Second Quarter. The decrease in the 1998 Interim Period reflected a decline in the average revenue per paging subscriber during the first six months of 1998 from the average revenue per paging subscriber during the first six months of 1997, which resulted from increased competition in the market. Although, the Company only added 629 net paging subscribers during the 1998 Interim Period, including 124 net paging subscribers during the 1998 Second Quarter, compared to 3,625 net paging subscribers added in the 1997 Interim Period, including 1,790 net paging subscribers in the 1997 Second Quarter, the number of paging subscribers increased by 6.7% to 28,456 at June 30, 1998 from 26,661 at June 30, 1997. The Company's average monthly churn rate for paging services was 3.4% for the 1998 Interim Period compared to 3.6% for the 1997 Interim Period and 3.4% for the 1998 Second Quarter compared to 3.7% for the 1997 Second Quarter. Paging revenues represented 4.2% of total operating revenues for the 1998 Interim Period compared to 6.3% of total operating revenues for the 1997 Interim Period, and 3.9% of total operating revenues for the 1998 Second Quarter compared to 6.3% for the 1997 Second Quarter. The Company has determined that paging will not be a major focus of its marketing program.

             Sale and lease of equipment. Revenues from the sale and lease of equipment decreased 46.2% to US$1.8 million for the 1998 Interim Period from US$3.4 million for the 1997 Interim Period, and by 50.7% to US$823,000 for the 1998 Second Quarter from US$1.7 million for the 1997 Second Quarter. This decrease reflected a lower number of cellular handsets sold, as a result of the Company entering into arrangements for the distribution of cellular service with major electronics retailers in conjunction with the sale by them of handsets and paging units beginning in the third quarter of 1997. The Company believes that these arrangements will result in lower revenues from the sale by the Company of cellular handsets units, but could increase revenues from cellular services by increasing the number of the Company's subscribers for such services. Sale and lease of equipment revenues represented 3.2% of total operating revenues in the 1998 Interim Period compared to 8.6% of total operating revenues for the 1997 Interim Period, and 2.7% of total operating revenues for the 1998 Second Quarter compared to 7.9% of total operating revenues for the 1997 Second Quarter.

             Installations. Installation revenues increased 249.9% to US$6.0 million for the 1998 Interim Period from US$1.7 million for the 1997 Interim Period, and by 211.8% to US$3.6 million for the 1998 Second Quarter from US$1.2 million for the 1997 Second Quarter. This increase reflected the significant growth in the number of local access line installations and cellular activations as well as an increase in the installation fee per local access line from RD$2,000 (US$131) to RD$4,000 (US$263) in January 1998. During the 1998 Interim Period, the Company installed 19,589 gross local access lines, including 10,036 gross local access lines in the 1998 Second Quarter, compared to 14,158 gross local access lines installed for the 1997 Interim Period, including 7,912 gross local access lines in the 1997 Second Quarter, reflecting increased domestic market presence. Installation revenues represented 10.4% of total operating revenues in the 1998 Interim Period compared to 4.4% of total operating revenues for the 1997 Interim Period, and 11.8% of total operating revenues for the 1998 Second Quarter compared to 5.5% of total operating revenues for the 1997 Second Quarter.

             OPERATING COSTS. Major components of operating costs are (i) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and commissions paid to information providers, (ii) interconnection costs, which are access charges paid to Codetel, (iii) depreciation of network equipment and leased terminal equipment,
          (iv) payments for international satellite circuit leases, (v) expenses in lieu of income tax, (vi) general and administrative expenses and (vii) depreciation expense.
          The Company's operating costs increased
          29.3% to US$44.0 million for the 1998 Interim Period from US$34.1 million for the 1997 Interim Period. Operating costs represented 76.3% of total operating revenues for the 1998 Interim Period compared to 86.5% of total operating revenues for the 1997 Interim Period.

             Satellite connections and carrier costs increased 6.8% to US$15.8 million during the 1998 Interim Period compared to US$14.8 million during the 1997 Interim Period. The increase in satellite connections and carrier costs reflected a US$290,000 increase in interconnection costs to US$6.1 million in the 1998 Interim Period from US$5.8 million in the 1997 Interim Period, as a result of the significant growth of inbound traffic and local service from the Company's network to Codetel's network. In addition, carrier costs increased by US$1.7 million to US$5.6 million in the 1998 Interim Period from US$3.9 million in the 1997 Interim Period due to higher volume of outbound traffic. However, these increases were partially offset by a decline in lease payments for switching facilities and satellite connections by US$466,000 and by the decrease by US$264,000 in payments to information providers. Lease payments for switching facilities and satellite connections decreased by 18.1% to US$2.6 million in the 1998 Interim Period from US$3.0 million in the 1997 Interim Period due to costs savings for leased international facilities that resulted with the commencement of operations of the Antilles-I fiber optic cable. The Company paid commissions to information providers in the 1998 Interim Period of US$1.2 million compared to US$1.5 million in the 1997 Interim Period as a result of the reduction of such traffic.

             Network depreciation and depreciation expense increased 39.3% and 133.9% to US$5.1 million and US$1.4 million, respectively, for the 1998 Interim Period from US$3.7 million and US$602,000, respectively, for the 1997 Interim Period as a result of the Company's continued investments in telephone plant and equipment.

             Expense in lieu of income taxes increased by 53.8% to US$4.1 million for the 1998 Interim Period from US$2.7 million for the 1997 Interim Period, due to increased revenues, a portion of which were not subject to deductible access charges, including, in particular, installation revenues. However, all the above mentioned increases where partially offset by a decrease in other costs to US$1.6 million for the 1998 Interim Period from US$2.0 million for the 1997 Interim Period primarily attributable to lower costs of sale of equipment.

             The Company's general and administrative expenses include salaries and other compensation to personnel, building depreciation charges, maintenance expenses, promotional and advertising costs and other related costs. The Company's general and administrative expenses increased by 54.9% to US$15.9 million for the 1998 Interim Period from US$10.3 million for the 1997 Interim Period. The increases were primarily attributable to higher personnel costs, other commissions, promotional and advertising costs, and certain other costs. Personnel costs for the 1998 Interim Period increased by 48.3% to US$6.1 million from US$4.1 million for the 1997 Interim Period, reflecting the operations of TRICOM USA and the Call Tel Corporation. At June 30, 1998 the Company had 1,182 employees compared to 758 employees at June 30, 1997. Other commissions increased by US$1.9 million to US$2.0 million in the 1998 Interim Period from US$133,000 in the 1997 Interim Period primarily resulting from higher sales commissions related to the Amigo prepaid card. Promotional and advertising costs increased by 56.9% to US$1.8 million in the 1998 Interim Period from US$1.1 million in the 1997 Interim Period, as a result of campaigns related to the Amigo prepaid card. Other costs, including legal fees, administrative services and maintenance costs, increased by 38.2% to US$2.9 million in the 1998 Interim Period from US$2.1 million in the 1997 Interim Period. In addition, the Company's provision for uncollectible accounts remained stable, increasing to US$648,000 for the 1998 Interim Period from US$636,000 for the 1997 Interim Period. General and administrative costs as a percentage of total operating revenues increased to 27.6% for the 1998 Interim Period from 26.1% for the 1997 Interim Period.

             For the 1998 Second Quarter, the Company's operating costs increased 25.2% to US$23.2 million from US$18.5 million for the 1997 Second Quarter. However, as a percentage of total revenues, operating costs decreased to 75.4% for the 1998 Second Quarter from 87.3% for the 1997 Second Quarter. This increase is attributable to increased interconnection costs as a result of higher inbound traffic and local service calls from the Company's network to Codetel's network, and higher carrier costs.
          However, such expenses were offset by the reduced amount of commissions paid to information providers and the decreased leased payments for switching facilities and satellite connections. Network depreciation and depreciation expense increased as a result of the Company's continued network
          investments.   The Company's general and administrative expenses
          increased by 38.6% to US$8.5 million for the 1998 Second Quarter from US$6.1 million for the 1997 Second Quarter, mainly due to higher personnel costs, other commisssions, promotional and advertising and other costs. However, as a percentage of operating revenues, general and administrative expenses decreased to 27.6% for the 1998 Second Quarter from 28.9% for the 1997 Second Quarter.

             OPERATING INCOME. Operating income increased 157.4% to US$13.7 million for the 1998 Interim Period from US$5.3 million for the 1997 Interim Period, and increased by 180.4% to US$7.5 million for the 1998 Second Quarter from US$2.7 million for the 1997 Second Quarter. The Company's operating income represented 23.7% of total operating revenues for the 1998 Interim Period compared to 13.5% of total operating revenues for the 1997 Interim Period, and 24.6% of total operating revenues for the 1998 Second Quarter compared to 12.7% of total operating revenues for the 1997 Second Quarter reflecting higher margins from local service, cellular and international long distance services.

             OTHER INCOME (EXPENSES).   Other expenses increased 42.1% to
          US$6.8 million for the 1998 Interim Period from US$4.8 million for the 1997 Interim Period and by 35.2% to US$3.0 million for the 1998 Second Quarter from US$2.2 million for the 1997 Second Quarter, reflecting increases in net interest expense. Interest expense increased 66.5% to US$8.2 million for the 1998 Interim Period from US$4.9 million for the 1997 Interim Period and by 59.8% to US$3.9 million for the 1998 Second Quarter from US$2.4 million for the 1997 Second Quarter due to higher long term debt outstanding as a result of the issuance of US$200 million Senior Notes during the third quarter of 1997. Interest expense as a percentage of total operating revenues increased to 14.3% for the 1998 Interim Period compared to 12.6% for the 1997 Interim Period, and to 12.6% for the 1998 Second Quarter compared to 11.5% for the 1997 Second Quarter.

             NET EARNINGS. Net earnings increased by US$6.4 million to US$6.9 million, or US$0.33 per share, for the 1998 Interim Period from US$556,000, or US$0.03 per share, for the 1997 Interim Period and by US$4.1 million to US$4.5 million, or US$0.21 per share, for the 1998 Second Quarter from US$446,000, or US$0.03 per share, for the 1997 Second Quarter, as a result of higher operating income. The weighted average number of shares outstanding at June 30, 1998 were 21,044,544 compared to 16,056,502 at June 30, 1997. Net earnings accounted for 12.0% of total operating revenues for the 1998 Interim Period compared to 1.4% for the 1997 Interim Period and 14.7% of total operating revenues for the 1998 Second Quarter compared to 2.1% of total operating income for the 1997 Second Quarter.


          EFFECTS OF INFLATION

             The annual inflation rates in the Dominican Republic in 1995, 1996 and 1997 were 9.2%, 4.0% and 8.0%, respectively. To date, the effects of inflation on TRICOM's operations have not been significant.

          CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

             Through December 31, 1996, the Company used the Dominican peso as its functional and reporting currency. While a significant portion of the Company's revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and the Company used the Dominican peso as its functional currency. However, in the Company's opinion, with the issuance of the Senior Notes, the Company's cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. The Company's financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

             The change in functional currency was made effective as of January 1, 1997. The effect of the change was to decrease results of operations by US$301,000 for 1997.

             The Company anticipates that this change in functional currency may diminish the impact of any future devaluation of the Dominican peso against the U.S. dollar.

          LIQUIDITY AND CAPITAL RESOURCES

             Substantial capital is required to expand and operate the Company's telephone networks. During 1997 Interim Period and the 1998 Interim Period, the Company expended US$32.8 million and US$76.2 million, respectively, for capital expenditures. During 1997, the Company made capital expenditures for installation of additional local access lines, expansion of the Company's cellular and paging systems into areas not previously served and expansion of international facilities. The Company currently plans to make capital expenditures during 1998 of up to US$119.2 million, including approximately US$76.2 million expended through June 30, 1998. The Company currently estimates that capital expenditures relating to the installation of approximately 35,000 wire local access lines will total approximately US$36.1 million for 1998. The Company anticipates expending approximately US$24.5 million in 1998 to enhance its cellular network by adding new cell sites and capacity to existing cell sites. The Company also anticipates expending during 1998 approximately US$10.0 million to install switches in New York and Puerto Rico and to expand its international circuit capacity and US$14.0 million for other network improvements. The Company anticipates expending approximately US$13.6 million for working capital purposes related to the expansion program. However, the amounts to be expended in 1998 will depend upon a number of factors, including demand for the Company's services and competition in the Company's various markets. Thereafter, the Company expects to continue to expand its network in order to increase its penetration of the residential and commercial markets.

             As part of its local network expansion program, the Company has tested and intends to deploy a fixed cellular system, called a wireless local loop, or "WLL", during 1998 in order to accelerate its expansion into the residential and commercial markets. Based upon preliminary discussions with potential vendors, the Company currently estimates that the funds required for capital expenditures relating to the initial build-out of its WLL in 1998 will total approximately US$21.0 million. However, the cost could vary based upon a number of factors, including vendor financing or discounts. The Company is considering systems marketed by a number of vendors, including Motorola.
          Upon completion of the initial build-out phase, the WLL system is expected to cover approximately 70% of the area of Santo Domingo and approximately 38% of the area of Santiago and will be capable of serving approximately 14,000 subscribers. The Company anticipates that the initial build-out of the WLL will take approximately eight months from the date the Company purchases the system. After the completion of the initial build-out of the WLL, the Company expects to continue to expand its WLL in order to increase its penetration of the residential and commercial markets. The Company expects to finance the cost of the initial build-out of the WLL with a portion of the US$68.7 million in net proceeds received from the offering (the "ADR Offering") of 5,700,000 American Depositary Receipts which was consummated in May 1998.

             The Company anticipates that it will be able to meet its operating and capital requirements with the net proceeds received from the ADR Offering, cash flows from operating activities and available borrowings under existing short-term credit facilities. Management believes that the increased average maturity of the Company's indebtedness will enhance the Company's operational flexibility. Net cash provided by operating activities was US$27.1 million and US$16.4 million for the 1998 Interim Period and 1997 Interim Period, respectively. At December 31, 1997 and June 30, 1998, the Company had positive working capital of US$4.8 million and US$22.5 million, respectively. However, if the Company decides to accelerate further the expansion of its local access network or if the Company's cash flow from operating activities is lower than expected, the Company may need to obtain additional financing and there can be no assurance that such financing will be available. The payment of interest on the Senior Notes for the first four interest periods has been funded with investments that are held in an escrow account, which will result in the enhancement of the Company's cash flow through 1999.

             The Company had accounts receivable of US$18.1 million and US$15.8 million and allowance for doubtful accounts of US$466,000 and US$669,000 at June 30, 1998 and December 31, 1997,
          respectively.

             The Company's total assets increased to US$412.9 million at June 30, 1998 from US$321.1 million at December 31, 1997. The Company's indebtedness was approximately US$238.8 million at June 30, 1998, of which US$6.8 million represented short-term borrowings, US$200.0 million represented the Company's 11-3/8% Senior Notes due 2004 (the "Senior Notes") and US$32.0 million represented borrowings form the Caribbean Basin Projects Financing Authority which had been funded by the issuance of industrial revenue bonds (the "Carifa Bonds"). The Company has irrevocably deposited with the trustee for the Carifa Bonds an amount estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in 1999 and to pay interest on such industrial revenue bonds through such date. Shareholders' equity increased to US$117.2 million at June 30, 1998 from US$42.1 million at December 31, 1997, as a result of the ADR Offering.

             GFN and Motorola have guaranteed certain borrowings of the Company in the past. As a condition to the completion of the Senior Note offering, GFN and Motorola agreed in separate credit support agreements to provide to the Company guarantees of borrowings or arrange for it to receive term loans, letters of credit and revolving credit facilities of up to US$25.0 million and US$15.0 million, respectively. However, such shareholders are not required by the credit support agreements to provide guarantees or other financial support in excess of such amounts, and, in any event, the obligations of such shareholders thereunder expire after 1999. Such obligations are subject to reduction in certain circumstances, including by the net proceeds received by the Company from the sale of its capital stock. As a result of the ADR Offering, GFN and Motorola no longer have any credit support obligation pursuant to credit support agreements. After June 30, 1998, the Company terminated a credit facility with Citibank (the "Citibank Facility") which had permitted TRICOM to borrow up to US$11.0 million. Until the ADR Offering, Motorola had guaranteed payment of amounts borrowed under the Citibank Facility, but Motorola informed the Company that it would no longer provide guarantees following the ADR Offering.
          At the time of termination, the Company repaid US$4.1 million then outstanding under the Citibank Facility. In addition, GFN no longer provides guarantees of certain short-term credit facilities with Dominican banks. The Company currently is negotiating with international banks to obtain a credit facility to replace the Citibank Facility. There can be no assurance that the Company will be able to obtain a credit facility to replace the Citibank Facility or, if it is obtained, that it will be on terms as favorable as those terms provided in the Citibank Facility. The inability to obtain a replacement facility could adversely affect the Company's liquidity.

             At June 30, 1998, the Company had approximately US$21.4 million available under short-term, U.S. dollar- and peso-denominated credit facilities with Dominican banks.

             The Company's total assets increased from US$18.9 million at December 31, 1992 to US$321.1 million at December 31, 1997 and US$412.9 million at June 30, 1998.

             The Company has not engaged in transactions to hedge against foreign currency or interest rate fluctuations.

          IMPACT OF YEAR 2000

             The Company is examining the potential problem of its computer systems and applications failing or creating erroneous results after 1999. Since October 1997, the Company has been testing and modifying its computer systems so that they will function properly when processing information that includes the year 2000 date and dates after the year 2000. TRICOM anticipates that it will need to modify the software applications currently running its billing and payment systems. During 1998, the Company will implement financial applications developed by Oracle Corporation that have solutions to the year 2000 problem already embedded within such programs. The Company anticipates that it will not incur material costs for its computer testing and modification program. The Company does not believe that the year 2000 problem, if any faced by its suppliers, creditors or others will have any material impact on the Company.


          ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                    RISK.

             Not applicable.

                                       PART II
                                  OTHER INFORMATION


          ITEM 1.   LEGAL PROCEEDINGS

             There are no legal proceedings to which the Company is a party, other than routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.


          ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS

             Not applicable.


          ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

             None.


          ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

             The Company held a special shareholders meeting on May 7, 1998, at which the shareholders unanimously ratified the Board of Director's resolutions approving the ADR Offering and related transactions, approved TRICOM's 1998 Incentive Plan and elected the following persons to serve as directors of the Company:
          Arturo Pellerano Pena, Hector Castro Naboa, Marcos J. Troncoso, Juan Felipe Mendoza, Richard Gasink, M. Arely Castellon, Guillermo Monroy, Fernando Antonio Simo, Raisa Gil, Anibal de Castro, Leonel Melo and Rosalia Prota.

          ITEM 5.   OTHER INFORMATION

             On July 10, 1998, TRICOM's Board of Directors appointed Fernando Antonio Rainieri and Jose Manuel Villalvazo to serve as independent directors of the Company. Messrs. Rainieri and Villalvazo are filling two vacancies left by the resignations of Leonel Melo and Rosalia Prota on May 8, 1998, who served in such positions on a temporary basis.

             Fernando Antonio Rainieri has served as General Director and advisor to the Central Bank of the Dominican Republic and as an international advisor to the Inter-American Development Bank.
          Mr. Rainieri has held positions as Executive Assistant at Gulf & Western Americas Corporation and as the Dominican Republic's Secretary of Tourism. In addition, he has served on the boards of directors of several Dominican corporations. Mr. Rainieri holds a Bachelor's degree in Business Administration and a degree in marketing from Texas A & M University, College Station, Texas.

             Jose Manuel Villalvazo has been an active member of the wireless and satellite communications sectors. Mr. Villalvazo co-founded Baja Cellular, the Band A cellular service provider in the northwestern region of Mexico. He currently is the Chairman and Chief Executive Officer of TECELMEX, a holding company with interests in mobile communications, and he is the founder and President of LEO ONE PANAMERICANA, a Mexican-based, low-earth orbiting satellite service which provides mobile data services throughout Latin America. Mr. Villalvazo has held other positions in the communications industry, including as Vice-Chairman of the Mexican Association of Cellular Telephone Concessionaires (AMCEL), as Chairman and founder of the Latin American Cellular Industry Association (ALACEL) and as a Member of the Mexican delegation to the Inter-American

          Telecommunications Commission (CITEL). Mr. Villalvazo holds a CPA and Masters of Business Administration from the University of Mexico.


          ITEM 6.   EXHIBITS AND REPORTS ON FORM 6-K

             (a)  Exhibits.

               None.

             (b) Reports on Form 6-K. The Company filed a Report on Form 6-K with the Securities and Exchange Commission on May 15, 1998 reporting the results of the three-month period ended March 31, 1998.

                                      SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TRICOM, S.A


          Dated: August 13, 1998             By:  /s/ Carl H. Carlson
                                                ---------------------------
                                                Carl H. Carlson
                                                Executive Vice President
                                                and Member of the
                                                Office of the President